May 15, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:	Clear Channel Communications, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007 File No. 1-09645
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comments to the Company by its letter dated April 27, 2007 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Note A — Intangible Assets, page 64
1. Please refer to prior comment 1. Tell us how you concluded that you have only one operating segment for your numerous radio stations in over 300 markets. Refer to paragraphs 10-15 of SFAS 131 in your response. Also, please provide us with the reports that you provide to your chief operating decision maker.
SFAS 131 states that an entity should use the management approach in determining its operating segments. Operating segments are components of an entity that the chief operating decision maker (CODM) reviews for purposes of assessing performance and making operating decisions. The characteristics of operating segments are that they engage in business activities from which they earn revenues and incur expenses, the operating results are regularly reviewed by the CODM and discrete financial information is available. Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The Company’s reportable operating segments are Radio Broadcasting, Americas Outdoor Advertising, and International Outdoor Advertising.
The Company’s CODM is its President and Chief Executive Officer determined under the guidance in ¶12 of SFAS 131. The Company’s segment manager for its radio division is its President and CEO — Clear Channel Radio determined under the guidance in ¶14 of SFAS 131. The Company’s segment manager maintains regular contact with the Company’s

Securities and Exchange Commission
May 15, 2007

CODM to discuss operating activities, financial results, forecasts, or plans for the radio division.
Pursuant to Exchange Act Rule 12b-4, the Company is supplementally providing to the Staff the information described in ¶10 of SFAS 131 which the CODM regularly reviews for the radio division.
The Company used the management approach in determining its operating segments under the guidance in SFAS 131. The Company has segment managers responsible for each of its operating segments, Radio Broadcasting, Americas Outdoor and International Outdoor. The Company also has segment managers responsible for it television and national representation businesses. These segment managers are directly accountable and maintain regular contact with the CODM to discuss operating activities, financial results, forecast, or plans for the segment. The CODM assesses the operating results and allocates resources based on a review of each segment. The CODM regularly reviews the reports described above for the radio division as a single operating segment.
* * * *
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer